                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                  Consolidated Capital of North America, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   208892208
                                 (CUSIP Number)


                                  Gary Kucher
                          Atlantis Holding Corporation
                              7986 E. Arapahoe Ct.
                                   Suite 1800
                              Englewood, CO 80112
                               Tel: 800-329-5836
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                FEBRUARY 4, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP No. 208892208




--------------------------------------------------------------------------------------
 1            NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Atlantis Holding Corporation
--------------------------------------------------------------------------------------

 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [x]
              (b) [ ]
--------------------------------------------------------------------------------------
 3            SEC USE ONLY
--------------------------------------------------------------------------------------
 4            SOURCE OF FUNDS (see instructions)
                OO
--------------------------------------------------------------------------------------
 5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              Not Applicable
--------------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OR ORGANIZATION
              Colorado
--------------------------------------------------------------------------------------
       NUMBER OF        7             SOLE VOTING POWER
         SHARES                                    200,500
      BENEFICIALLY -------------------------------------------------------------------
        OWNED BY        8             SHARED VOTING POWER
          EACH                                      -0-
       REPORTING   -------------------------------------------------------------------
         PERSON         9             SOLE DISPOSITIVE POWER
          WITH                                   1,412,068
                   -------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER
                                                     -0-
--------------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,412,068
--------------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES (See Instructions)                          [ ]
--------------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.99%
--------------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No. 208892208




--------------------------------------------------------------------------------------
 1            NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Investor Capital Enterprises, Inc.
--------------------------------------------------------------------------------------

 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [x]
              (b) [ ]
--------------------------------------------------------------------------------------
 3            SEC USE ONLY
--------------------------------------------------------------------------------------
 4            SOURCE OF FUNDS (see instructions)
                WC
--------------------------------------------------------------------------------------
 5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              Not Applicable
--------------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OR ORGANIZATION
              Nevada
--------------------------------------------------------------------------------------
       NUMBER OF        7             SOLE VOTING POWER
         SHARES                                    200,500
      BENEFICIALLY -------------------------------------------------------------------
        OWNED BY        8             SHARED VOTING POWER
          EACH                                      -0-
       REPORTING   -------------------------------------------------------------------
         PERSON         9             SOLE DISPOSITIVE POWER
          WITH                                   1,412,068
                   -------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER
                                                     -0-
--------------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,412,068
--------------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES (See Instructions)                          [ ]
--------------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.99%
--------------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No. 208892208



--------------------------------------------------------------------------------------
 1            NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Gary Kucher
--------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [x]
              (b) [ ]
--------------------------------------------------------------------------------------
 3            SEC USE ONLY
--------------------------------------------------------------------------------------
 4            SOURCE OF FUNDS (see instructions)
                PF
--------------------------------------------------------------------------------------
 5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              Not Applicable
--------------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.
--------------------------------------------------------------------------------------
       NUMBER OF        7             SOLE VOTING POWER
         SHARES                                   200,500
      BENEFICIALLY -------------------------------------------------------------------
        OWNED BY        8             SHARED VOTING POWER
          EACH                                    -0-
       REPORTING   -------------------------------------------------------------------
         PERSON         9             SOLE DISPOSITIVE POWER
          WITH                                  1,412,068
                   -------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER
                                                   -0-
--------------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,412,068
--------------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES (See Instructions)                        [ ]
--------------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.99%
--------------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON
                 IN
--------------------------------------------------------------------------------------

Item 1           Security and Issuer.

                 This statement on Schedule 13D relates to the common stock, par value $.0001 per share of Consolidated Capital of North America, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 410 17th Street, Suite 400, Denver, Colorado 80202.

Item 2           Identity and Background.

                 (a), (b), (c) and (f) This statement is being filed by Atlantis Holding Corporation, a Colorado corporation in the consulting business ("AHC"), Investor Capital Enterprises, Inc., a Nevada corporation in the consulting business ("ICE"), and Gary Kucher, the sole shareholder, director and executive officer of ICE and the sole shareholder of AHC. AHC, ICE and Mr. Kucher are together referred to herein as the Reporting Person. Dennis Howard Sakofsky is the President and a director of AHC. Mr. Sakofsky, a U.S.
citizen, conducts his principal business, the mortgage banking business, through the Legacy Mortgage Company. The business address of AHC, ICE, Mr. Kucher, Mr. Sakofsky and Legacy Mortgage is 7986 E. Arapahoe Ct., Suite 1800, Englewood, CO 80112. Mr. Kucher, a U.S. citizen, provides consulting services through AHC and ICE.

                 (d) and (e) During the last five years, none of the Reporting Persons or Mr. Sakofsky have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3           Source and Amount of Funds or Other Consideration.

         On February 4, 1997, Stone Pine Colorado LLC ("Stone Pine Colorado") entered into an agreement to transfer 1,211,568 shares of the Issuer's common stock owned by Stone Pine Colorado to AHC in consideration of certain services provided by AHC to Stone Pine Colorado (the "AHC Shares"). Stone Pine Colorado was granted a proxy by AHC to vote the AHC Shares, until the earlier of the transfer by AHC of the AHC Shares to a nonaffiliate of AHC and February 4, 2000.

         On January 23, 1997, Mr. Kucher purchased 500 shares of the Issuer's common stock in the open market, at a price of $4.00 per share (the "Kucher Shares").

         Effective January 21, 1997, ICE purchased 145,000 shares of the Issuer's common stock and acquired the right to purchase 55,000 shares of the Issuer's common stock, from eleven stockholders of the Issuer in a private transaction for an aggregate purchase price of $80,000 (the "ICE Shares").

Item 4           Purpose of Transaction.

                 As described in Item 3, on February 4, 1997, Stone Pine Colorado entered into an agreement to transfer the AHC Shares to AHC in consideration of certain services provided by AHC to Stone Pine Colorado; on January 23, 1997, Mr. Kucher purchased 500 shares of the Issuer's common stock in the open market for investment purposes; and, on January 21, 1997 ICE purchased or acquired the right to purchase 200,000 shares of the Issuer's common stock in a private transaction for investment purposes.

         (a) Mr. Kucher, individually and through AHC and ICE, currently intends to continuously review his equity interest in the Issuer, and the Issuer's business affairs and financial condition. Depending on his evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of the Issuer, the availability of funds, future opportunities, money and stock market conditions, and general economic conditions), Mr. Kucher may, and reserves the right to, dispose of all or a portion of his shares of common stock now held by him or hereafter acquired in one or more privately negotiated transactions, on the open market or otherwise, or from time to time purchase additional shares of common stock of the Issuer.

         (b)-(j) No Reporting Person has any plans or proposals which relate to Items 4(b) through and including Item 4(j).

Item 5           Interest in Securities of the Issuer.

                 (a) and (b) AHC directly owns the 1,211,568 AHC Shares which constitute 7.71% of the outstanding common stock of the Issuer. AHC has the sole dispositive power over the AHC Shares. Stone Pine Colorado has the sole voting power over the AHC Shares until the earlier of the transfer by AHC of the AHC Shares to a nonaffiliate of AHC and February 4, 2000.

         Mr. Kucher directly owns the 500 Kucher Shares which constitute less than one percent of the outstanding common stock of the Issuer. Mr. Kucher has the sole voting and dispositive power over the Kucher Shares.

         ICE directly owns or has the right to acquire the 200,000 ICE Shares which constitute 1.27% of the outstanding common stock of the Issuer. ICE has or will have the sole voting and dispositive power over the ICE Shares.

         Mr. Kucher as the sole shareholder of AHC has dispositive power of the AHC Shares and as the sole shareholder, director and executive officer of ICE has voting and dipositive power of the ICE Shares and therefore may be deemed to beneficially own the AHC Shares and the ICE Shares. Mr. Kucher, AHC and ICE may be deemed to be persons who comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and therefore each may be deemed to beneficially own all of the AHC Shares, the Kucher Shares and the ICE Shares. The AHC Shares, the Kucher Shares and the ICE Shares together constitute 8.99% of the outstanding common stock of the Issuer.

                 (c) See Item 3 above. Other than the acquisition of the AHC Shares, the Kucher Shares and the ICE Shares, no Reporting Person effected any transaction in the common stock of the Issuer during the past sixty days.

                 (d), (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 See Items 3 and 5 above.

Item 7           Material to Be filed as Exhibits.


                 Exhibit 1 -- Joint Filing Agreement.
                 Exhibit 2 -- Voting Proxy Agreement.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 12, 1997                 ATLANTIS HOLDING CORPORATION



                                           By:  /s/  Gary Kucher
                                              -----------------------
                                              Name:  Gary Kucher
                                              Title: Director

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 12, 1997                 INVESTOR CAPITAL ENTERPRISES INC.



                                           By:  /s/  Gary Kucher
                                              -----------------------
                                              Name:  Gary Kucher
                                              Title: President

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 12, 1997                 /s/  Gary Kucher
                                         -----------------------
                                                Gary Kucher